VectorGlobal WMG, Inc.

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-45715

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VectorGlobal WMG, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 Brickell Bay Drive Suite 1900
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Genaro R Immediato	305-350-3350	gimmediato@vectorglobalwmg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman, Rossin & Co., P.A.
(Name – if individual, state last, first, and middle name)

3310 Mary Street, Suite 501	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

10/16/2023	137
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Genaro R Immediato , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VectorGlobal WMG, Inc. , as of 12/31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Martha Barragan
My Commission HH 727642
Expires 10/2/2029

Notary Public

Signature:

Title:
Finance Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

C O N T E N T S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of VectorGlobal WMG, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of VectorGlobal WMG, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As disclosed in Note 2, the Company, its parent entity, and certain Company affiliates entered into an agreement with another broker-dealer and investment management group for the sale of substantially all of the Company's client accounts, subject to both regulatory approval of the transaction and then client approval to move. The Company expects its regulators to conclude on this transaction request later in 2026. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of VectorGlobal WMG, Inc.'s management. Our responsibility is to express an opinion on VectorGlobal WMG, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to VectorGlobal WMG, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.







KAUFMAN | ROSSIN
cpa + advisors

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Statement of Exemption Report from Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of VectorGlobal WMG, Inc.'s financial statements. The supplemental information is the responsibility of VectorGlobal WMG, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as VectorGlobal WMG, Inc.'s auditor since 2022.

Miami, Florida
March 24, 2026

VECTORGLOBAL WMG, INC. **(a wholly owned subsidiary of Vectormex International, Inc.)**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CASH	$	1,884,604
DEPOSIT WITH CLEARING ORGANIZATION, RESTRICTED CASH		250,000
RECEIVABLE FROM BROKER		1,293,505
INVESTMENT SECURITIES, AT FAIR VALUE		8,932,036
DUE FROM RELATED PARTIES		2,963,350
OPERATING LEASE RIGHT OF USE		319,761
DEFERRED TAX ASSET		18,205
OTHER ASSETS		1,039,901
TOTAL ASSETS	$	16,701,362

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	1,919,550
Accrued bonus payable		1,958,143
Due to related parties		143,666
Operating lease liability		340,122
Total liabilities		4,361,481
CONTINGENCIES		
STOCKHOLDER'S EQUITY		12,339,881
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	16,701,362

CONFIDENTIAL
The accompanying notes are an integral part of these financial statements.

3

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

REVENUE	
Mutual funds: 12b-1 fees	$ 4,965,898
Riskless principal transactions, net	7,473,731
Commissions	5,793,404
Margin and non-purpose loan revenue	2,830,288
Mutual funds: commissions and trading	2,934,998
Interest and dividends	1,749,500
Net change in unrealized gain on investment securities	135.922
Other income	1,709,384
Net realized gain on investment securities	314.073
Total revenue	27,907,198
EXPENSES	
Compensation and benefits	16,338,568
Clearance, execution and other related costs	3,288,894
Management fees	1,118,154
Occupancy and equipment	939,069
Professional fees	970,699
Business development	631,010
Quotations and information services	398,410
Office expenses	79,060
Other expenses	394,363
Communications	67,299
Depreciation and amortization	2,016
Equipment rental	39,141
Contract services	111,337
Interest expense	5,378
Taxes - other	26,836
Total expenses	24,410,234
INCOME BEFORE PROVISION FOR INCOME TAXES	3,496,964
PROVISION FOR INCOME TAXES	855,681
NET INCOME	$ 2,641,283

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

| | Common stock - $0.01 par value; 1,000 shares authorized | | | | |
	Shares issued and outstanding	Amount	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balances - January 1, 2025	100	$ 1	$ 3,939,417	$ 17,159,180	$ 21,098,598
Net income		-	-	2,641,283	2,641,283
Dividends to Parent Company				(11,400,000)	(11,400,000)
Balances - December 31, 2025	100	$ 1	$ 3,939,417	$ 8,400,463	$ 12,339,881

CONFIDENTIAL
The accompanying notes are an integral part of these financial statements.

5

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

OPERATING ACTIVITIES:	
Net income	$ 2,641,283
Adjustments to reconcile net income to net cash provided by operating activities:	
Non cash lease expense	529,101
Depreciation and amortization	2,016
Net realized gain investment securities	(314,073)
Net change in unrealized gain on investment securities	(135,922)
Deferred taxes	269,058
Amortization of employee advances	381,856
Changes in operating assets and liabilities:	
Receivable from broker	723,095
Due from related parties	(1,030,474)
Other assets	(530,544)
Accounts payable and accrued liabilities	(1,324,166)
Accrued bonus payable	91,709
Due to related parties	(199,611)
Operating lease liability	(553,295)
Securities sold not yet purchased	(10,698)
Total adjustments	(2,101,948)
Net cash provided by operating activities	539,335
INVESTING ACTIVITIES:	
Purchases of investment securities	(10,635,693)
Proceeds from sales of investment securities	22,296,033
Net cash provided by investing activities	11,660,340
FINANCING ACTIVITIES:	
Dividend distributions	(11,400,000)
Net cash used in financing activities	(11,400,000)
NET INCREASE IN CASH AND RESTRICTED CASH	799,675
CASH AND RESTRICTED CASH - BEGINNING	1,334,929
CASH AND RESTRICTED CASH - ENDING	$ 2,134,604

Supplemental Disclosures of Cash Flow Information:

Interest paid	$	5,378
Cash paid for income taxes	$	814,250

Reconciliation of Cash and Restricted Cash as reported within the Statement of Financial Condition to the amounts in the Statement of Cash Flows:

Cash	$	1,884,604
Restricted Cash - Clearing Deposit		250,000
Total cash and restricted cash shown in the statement of cash flows	$	2,134,604

CONFIDENTIAL
The accompanying notes are an integral part of these financial statements.

7

NOTE 1.   ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is securities brokerage of primarily U.S. and Latin American securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

NOTE 2.   PURCHASE AGREEMENT

On October 17, 2025, the Company entered into a Asset and Legal Entity (Equity) Purchase Agreement with a U.S. Broker-Dealer located in Miami, to sell substantially all of its customer accounts and certain related assets. The transaction is subject to required regulatory approval and had not closed as of the date of the issued financials.

If regulatory approval is obtained and the transaction is completed, the Company expects to cease operations and wind down its remaining activities following the sale. If the transaction is not approved or otherwise not completed, the Company intends to continue operating its business in the normal course and believes it has sufficient operational capacity and resources to do so.

NOTE 3.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking.

NOTE 3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Restricted Cash

Cash includes highly liquid money markets instruments that can be redeemed on demand or highly liquid debt instruments with a purchased maturity of less than three months. During the course of operations, the Company may maintain cash balances in excess of insured limits, which approximates $1,620,000 at year-end.

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specific purpose and restrictions that limit the purpose for which the funds can be used. The Company considers the cash held on deposit by its clearing-broker to be restricted cash.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental authorities and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions and related trading gains and losses, commissions and clearing costs are reported on a trade date basis. Estimated 12b-1 fee revenue and corresponding commission expense are recorded monthly when earned and adjusted when the collection of such fees occurs. Interest earned or incurred is recognized on the accrual method of accounting. Dividend income is recognized on the ex-dividend date. Margin and Non-purpose loan revenue is recognized on an accrued basis (See Note 4).

NOTE 3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Broker

The receivable from broker represents amounts held at the broker, amounts due for unsettled trades and Mutual Funds 12b-1 fees earned. The Company's trades are cleared through Pershing and settled daily between Pershing and the Company. Due to this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. The Company continually reviews the credit quality of its counterparties. The Mutual Fund 12b-1 and retrocession fees earned by the Company for providing certain ongoing distribution and marketing support services from mutual fund companies for products which are held by the Company's clients and are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts.

The fees are generally based on the average daily market value of client assets held in a company's mutual fund and are accrued using management's best estimate based on prior quarterly fees received. It is the Company's policy to review, as necessary, the credit standing of the counterparties, and the Company has had no historical experience of credit loss. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2025 on the year-end commission and 12b-1 fees receivable of $1,065,277. The opening balance in this commission and 12b-1 fees receivable accounts as of January 1, 2025 was $1,110,943 and had no allowance for credit losses.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimate.

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE 3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Hierarchy (continued)

• *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
• *Level 2*. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
• *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investment Securities, at Fair Value

During the year, the Company continued to hold and reinvest in various corporate bonds, diversified among different issuers. The Company may continue to invest available funds in bonds during the coming fiscal year.

As of December 31, 2025, the total fair value of these corporate bonds, diversified among different issues was $ 7,958,601. The fair value of these bonds was determined by the most recent transactions in said bonds on the over the counter market at year-end of the fiscal year, making them Level 2 positions.

The Company also continued to maintain investments in various mutual funds. These funds are to remain invested and rebalanced periodically, based on the mutual fund distributions of the Company's model portfolios, as determined by its internal investment committee. As of December 31, 2025, the total fair value of these mutual funds was $ 973,435. The fair value of these mutual funds was determined by the quoted prices at the end of the fiscal year, making them Level 1 positions.

The net unrealized and realized losses on investments are included in the statement of operations.

NOTE 3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due from Related Parties

Amounts due from related parties are stated at the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Employee Advances

The Company offers an incentive to brokers whereby an incremental amount is paid to these brokers for net new assets introduced to the Company in anticipation of the expected revenue to be generated from these assets. These payments are calculated and paid-out on a quarterly basis, and promissory notes are issued against these payments, requiring that the employee remain in good standing with the Company for the life of the promissory note. If the broker violates the terms, the entire amount is immediately due for repayment to the Company. However, if the terms are met, the promissory note is forgiven at expiration. The Company records an asset for these promissory notes and amortizes them until expiration (See Note 8).

Property and Equipment

Furniture and fixtures, computer equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities after three years from the date of filing such income tax returns.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense. The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease Accounting

The Company applies Accounting Standards Codification 842, Leases ("ASC 842") and determines if an arrangement contains a lease at inception based on whether the Company has the right to control the asset during the control period and other facts and circumstances.

The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance lease:

- The Company can acquire the leased asset at the end of the lease term for a below market price.
- The ownership of the leased asset is transferred to the company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represents at least 90% of the fair value of the leased assets.

The Company has determined all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and the lease liability represents the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses its approximate incremental borrowing rate of 5.54% for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments. Leases with a lease term of 12 months or less at inception are not recorded on the Company's statement of financial condition and are expensed on a straight-line basis over the lease term in the Company's statement of operations.

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
NOTES TO FINANCIAL STATEMENTS

NOTE 3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

In November 2023, the FASB issued ASU 2023-07: Improvements to Reportable Segment Disclosures. This ASU, which amends Topic 820: Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Notes 1 and 3. The Company's Chief Operating Decision Maker ("CODM") is its executive team. The CODM assesses reportable segment's performance and allocates resources for the reportable segment based on gross revenues which are the same amounts in all material respects as those reported on the statement of operations.

NOTE 4.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Riskless principal transactions, commissions and mutual funds commission and trading. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade date with the customer) basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Mutual funds 12b-1 fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Margin and non-purpose loan revenue. The Company offers customers the ability to utilize their cash and securities as collateral for margin and non-purpose loans. Margin loans permit the customer to trade on leverage, executing larger trades than permitted with a normal cash account. Non-purpose loans are exclusively for non-securities investments external to customer accounts. In both cases the Company's custodian collects a base interest rate on the average debit balance held per month, and the Company earns any additional amount above that which is charged to each customer. The performance obligation is satisfied during the interest period in which the customer held a debit balance.

NOTE 5.   **OPERATING LEASES**

The Company has a non-cancellable operating lease for its main office space in Miami, Florida that expires on July 31, 2026. That lease contains provisions for rent escalations and periods in which rent payments are reduced (abated). The Company also has three operating leases for the offices in Bogota, Cali, and Bucaramanga (Colombia). These leases have a one-year term that are renewed automatically each year. The Company plans to maintain those contracts at least during 2026.

Operating lease assets and liabilities as of December 31, 2025, are as follows:
　　Operating lease ROU asset: $ 319,761
　　Operating lease liability:　$ 340,122

Total operating lease cost was $ 577,755 for the year ended December 31, 2025. Cash paid for amounts included in the measurement of the operating lease was $ 588,835 for the year ended December 31, 2025.

Information associated with measurement of the remaining operating lease obligations as of December 31, 2025, is as follows:

　　Weighted-average remaining lease term in years 0.58
　　Weighted-average discount rate 5.54%

As of December 31, 2025, the estimated future minimum lease payments, exclusive of taxes and other charges are as follows:

Year ended December 31,

2026	$ 345,627
Total future minimum payments required	345,627
Less imputed interest	(5,505)
Total operating lease liability	$ 340,122

NOTE 6.   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025. There were no transfers between levels during the year 2025.

	Level 1	Level 2	Level 3	Total
ASSETS				
Investment in corporate bonds, at fair value	$ -	$ 7,958,601	$ -	$ 7,958,601
Investment in mutual funds, at fair value	973,435	-	-	973,435
TOTALS	**$ 973,435**	**$ 7,958,601**	**$ -**	**$ 8,932,036**

There are no assets or liabilities measured at fair value on a non-recurring basis.

NOTE 7.   PROPERTY AND EQUIPMENT, NET

Property and equipment on December 31, 2025 consist of the following:

Leasehold improvements	$ 356,956
Office equipment	84,797
Computer equipment	104,285
Furniture and fixtures	521,288
	1,067,326
Less: accumulated depreciation and amortization	(1,067,326)
	$ -

Depreciation and amortization expense amounted to $2,106 for the year ended December 31, 2025.

NOTE 8.   OTHER ASSETS

Other assets at December 31, 2025 consist of the following:

Employee advances	$ 929,308
Prepaid expenses	77,172
Rent deposits	33,421
	$ 1,039,901

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
NOTES TO FINANCIAL STATEMENTS

NOTE 9.   INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida, New York, Illinois, and New York City tax returns with its Parent and computes its federal and state tax provision on a separate-company basis.

Summary of Tax Provision for the year ended December 31, 2025:

	Federal	State	Total
Current Tax Provision	$ 485,386	$ 101,237	$ 586,623
Deferred Tax Provision	241,759	27,299	269,058
Total Income Tax Provision	$ 727,145	$ 128,536	$ 855,681

Tax Rate Reconciliation:

Expected Tax Provision	$ 718,504	21.00%
State Tax Expense, net of Federal Benefit	107,526	3.48%
Permanent Differences	29,650	0.87%
Change in Tax Rate	(12,712)	-0.37%
Other	12,713	0.36%
Income Tax Provision	**$ 855,681**	**25.34%**

At year-end the components of the net deferred tax asset are as follows:

Deferred Tax Assets:	**2025**
Accruals	$ 401,347
Accrued Exp. – Foreign Related Party	3,462
Fixed Assets	13,658
Total Deferred Tax Assets	**418,467**
Deferred Tax Liabilities:	
Unrealized Loss on Securities	(179,716)
Deferred Rent Liability	6,923
Employee Loan Amortization	(227,469)
Total Deferred Tax Liability	**(400,262)**
Net Deferred Tax Asset	**$ 18,205**

NOTE 10.   RELATED PARTY TRANSACTIONS

Ultimate Parent and Parent

For the year ended December 31, 2025, the Company incurred $885,427 in fees associated with client referrals provided to the Company by the Ultimate Parent. These expenses are included in clearance, execution, and other related costs on the statement of operations. At December 31, 2025, the Company has a payable of $ 14,088 to a foreign subsidiary of the Parent (Venezuela). This amount is included in due to related parties in the accompanying statement of financial condition, are non-interest bearing, unsecured, and due on demand.

The Company has a receivable of $1,917,398 and a payable of $129,578 to its Parent at year-end. These amounts are non-interest bearing, unsecured, and due on demand.

The Company executed transactions for its U.S. affiliates, VectorGlobal IAG, Inc, and VectorGlobal Family Office, Inc, which provides individualized financial advisory services to families, investment companies trusts and non-profit organizations. The Company has a receivable of $ 1,045,952.

Foreign Affiliates

The Company has entered into referral agreements with five separate entities wholly owned by the Parent operating in Venezuela, Peru, Brazil, Ecuador, and Chile. The Company reimburses each of the affiliates for certain expenses in connection with client referrals. At December 31, 2025, the Company incurred and paid foreign referral expenses in the amount of $1,118,154, which comprises management fees in the statement of operations.

NOTE 11.   CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. Management believes the resolution of these matters will not have a material effect on the Company's position or results from operations. As of December 31, 2025, the Company did not record any liabilities for such matters.

NOTE 12.   DEFINED CONTRIBUTION PLAN

The Company has a safe harbor 401(k) plan, which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches 100% of all eligible employee contributions up to 6% of the employee's eligible compensation. There is no vesting schedule for employer contributions. All employer contributions are fully vested. Total plan expense for 2025 was $205,965 and is included in the accompanying statement of operations as part of compensation and benefits expense.

NOTE 13.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $7,124,935, which was $6,829,252 in excess of the minimum amount required of $ 295,683. The ratio of aggregate indebtedness to net capital was 0.62 to 1.

NOTE 14.   RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are provided by Pershing LLC, whose principal offices are in New Jersey. At December 31, 2025, all securities owned, amounts due from brokers, and the clearing deposit are held by and due from this broker.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 13.   RISK CONCENTRATIONS (Continued)

Other Off-Balance Sheet Risks (continued)

From time to time, the aggregate security positions held by the Company's customers may become concentrated in a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's clearing broker.

NOTE 14.   SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through March 24, 2026, the date the financial statements are issued, and has determined that there have been no material subsequent events that occurred during such period that would require disclosure in these financial statements or would be required to be recognized in the financial statements as of December 31, 2025.

SUPPLEMENTAL INFORMATION

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)

SCHEDULE I COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2025

CREDITS

Stockholder's equity	$	12,339,881

DEBITS

Cash held at foreign bank	13,909
Petty cash	148
Deferred tax asset	411,732
Commissions receivable (non-allowable portion)	510,000
Due from related parties	2,963,350
Other assets	1,039,901
Total debits	4,939,040

NET CAPITAL BEFORE HAIRCUTS	7,400,841
Less: Haircuts	275,906
NET CAPITAL	7,124,935

MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR

6 2/3% OF AGGREGATE INDEBTEDNESS OF $ 4,435,247	295,683

EXCESS NET CAPITAL	$	6,829,252

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.62 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$	773,157
Accrued bonus payable		1,958,143
Accrued broker commissions payable.		1,142,014
Accrued salaries payable.		4,379
Deferred tax liability		393,527
Due to related parties		143,666
Excess Operating lease liability over right to use asset		20,361
Total aggregate indebtedness	$	4,435,247

There are no material differences between the above computation and the Company's
corresponding unaudited Form X-17A-5, Part IIA filing.

VECTORGLOBAL WMG, INC. **(a wholly owned subsidiary of Vectormex International, Inc.)**
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2025

In accordance with the exceptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Board of Directors and Stockholder of VectorGlobal WMG, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) VectorGlobal WMG, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which VectorGlobal WMG, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) All customers transactions are cleared through another broker-dealer on a fully disclosed basis and (2) VectorGlobal WMG, Inc. stated that VectorGlobal WMG, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2025 without exception. VectorGlobal WMG, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VectorGlobal WMG, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
March 24, 2026



Exemption Report

VectorGlobal WMG, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), (the "exemption provision") and (2) the Company met the exemption provision throughout the period from January 1, 2025 to December 31, 2025 without exception.

VectorGlobal WMG, Inc.

I, Genaro R Immediato affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

By: Genaro R Immediato
Title: Finance Director
March 24, 2026